Reply to the Attention of	Michael H. Taylor
Direct Line	604.691.7410
Email Address	michael.taylor@mcmillan.ca
Our File No.	62128V-298756
Date	July 21, 2023

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attn: Charles Eastman and Claire Erlanger

Dear Charles and Claire:

Re:	West Fraser Timber Co. Ltd.

Form 40-F for the Year Ended December 31, 2022

SEC File No. 1-39974

We are legal counsel to the Company and are writing to you in such capacity in response to Staff’s comment letter dated July 17, 2023 (the “Comment Letter”) with respect to the annual report on Form 40-F for the fiscal year ended December 31, 2022 filed on February 14, 2023 (the “Original Form 40-F”) with the United States Securities and Exchange Commission (the “SEC”).

On behalf of the Company, we provide below the Company’s response to the comments made in the Comment Letter:

Form 40-F for the Year Ended December 31, 2022

Exhibits 99.4 and 99.5 Section 302 Certifications, page 1

A.

We note that your Section 302 Certifications filed as Exhibit 99.4 and 99.5 do not include paragraph 4(b) or the introductory language in paragraph 4 referring to internal control over financial reporting. Paragraph 4(b) should state that you have “Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.” In light of the fact that this is the second Form 40-F you have filed since your registration, it appears that this disclosure is required. Please amend your Form 40-F to include revised certifications with this additional disclosure. Your amended filings should include the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the Section 302 Certifications. See General Instruction B(6) of the Form 40-F and Question 246.13 of SEC Staff’s Regulation S-K Compliance & Disclosure Interpretations.

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July 21, 2023 Page 2

In response to Staff’s comment, the Company has filed an Amendment No. 1 to the Original Form 40-F (the “Amendment No. 1 Form 40-F”) which, consistent with Staff’s comment, is comprised of:

1.	the cover page to Form 40-F,

2.	an explanatory note providing an explanation as to the filing;

3.	the signature page to Form 40-F;

4.	an updated Exhibit list; and

5.

updated CEO and CFO Section 302 certifications that have been revised to include the following language in paragraph 4(b), which, as Staff has noted, was not included in the certifications filed with the Original Form 40-F:

“Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.”

Should you have any further comments or questions arising from any of the above responses, please do not hesitate to contact the writer by phone or email.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor*

*Law corporation

cc:	Mr. Christopher Virostek, Chief Financial Officer

West Fraser Timber Co. Ltd.

Ms. Shannon Webber, Vice-President, General Counsel

West Fraser Timber Co. Ltd.